FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 7/29/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of June 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: July 29, 2014

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of June 30, 2014

and for the six-month periods

ended on June 30, 2014 and 2013

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 (All amounts in USD thousands)

INDEX

		Page
Report of Independent Registered Public Accounting Firm		1
Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Distribution of dividends	16
11	Contingencies, commitments and restrictions on the distribution of profits	16
12	Related party transactions	18
13	Fair value measurement	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2014	2013	2014	2013
		(Unaudited)		(Unaudited)
Net sales	3	2,203,742	2,134,440	4,353,135	4,270,170
Cost of sales	3 & 4	(1,763,013)	(1,653,788)	(3,400,388)	(3,310,884)

Gross profit	3	440,729	480,652	952,747	959,286

Selling, general and administrative expenses	3 & 5	(212,976)	(215,784)	(408,576)	(422,950)
Other operating income, net	3	3,595	11,139	6,166	11,477

Operating income	3	231,348	276,007	550,337	547,813

Interest expense		(29,439)	(30,350)	(52,818)	(63,720)
Interest income		2,283	2,931	6,142	6,615
Other financial expenses, net	6	(4,033)	(11,087)	(8,848)	(22,154)

Equity in (losses) earnings of non-consolidated companies		(394)	(10,281)	2,256	(26,165)

Income before income tax expense		199,765	227,220	497,069	442,389

Income tax expense		(19,448)	(92,804)	(128,528)	(156,554)

Profit for the period		180,317	134,416	368,541	285,835

Profit for the period attributable to:
Equity holders of the Company		129,112	102,711	279,108	231,976
Non-controlling interest		51,205	31,705	89,433	53,859

Profit for the period		180,317	134,416	368,541	285,835

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.07	0.05	0.14	0.12

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended June 30,		Six-month period ended June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Profit for the period	180,317	134,416	368,541	285,835

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(9,802)	(56,322)	(220,536)	(99,946)
Currency translation adjustment from participation in non-consolidated companies	38,416	(145,346)	86,643	(121,794)
Changes in the fair value of derivatives classified as cash flow hedges and others	(1,525)	1,739	(2,180)	1,866
Income tax relating to cash flow hedges	398	(522)	594	(560)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	-	-	154	6,710
Others from participation in non-consolidated companies	(852)	(1,917)	(2,606)	(3,286)
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss on post employment benefit obligations	(78)	(80)	(99)	(80)

Other comprehensive income (loss) for the period, net of tax	26,557	(202,448)	(138,030)	(217,090)

Total comprehensive income (loss) for the period	206,874	(68,032)	230,511	68,745

Attributable to:
Equity holders of the Company	156,599	(63,405)	220,823	65,367
Non-controlling interest	50,275	(4,627)	9,688	3,378

Total comprehensive income (loss) for the period	206,874	(68,032)	230,511	68,745

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	June 30, 2014		December 31, 2013
		(Unaudited)
Non-current assets
Property, plant and equipment, net	7	4,528,735		4,708,895
Intangible assets, net	8	963,191		961,504
Investments in non-consolidated companies	9	1,464,550		1,375,165
Derivative financial instruments		-		1,535
Deferred tax assets		49,324		24,902
Receivables, net		107,037		79,407
Trade receivables, net		790	7,113,627	1,754	7,153,162

Current assets
Receivables		157,552		112,388
Derivative financial instruments		1,649		-
Inventories, net		2,115,975		1,941,130
Trade receivables, net		863,715		671,453
Other investments		108,353		169,503
Cash and cash equivalents		229,738	3,476,982	307,218	3,201,692

Non-current assets classified as held for sale			17,238		17,770

			3,494,220		3,219,462

Total Assets			10,607,847		10,372,624

EQUITY
Capital and reserves attributable to the company’s equity holders			5,413,627		5,340,035

Non-controlling interest			974,065		998,009

Total Equity			6,387,692		6,338,044

LIABILITIES
Non-current liabilities
Provisions		11,323		13,984
Deferred tax liabilities		555,065		605,883
Other liabilities		358,601		345,431
Trade payables		13,596		15,243
Borrowings		1,047,786	1,986,371	1,204,880	2,185,421

Current liabilities
Current income tax liabilities		47,809		92,009
Other liabilities		226,919		203,326
Trade payables		717,404		755,880
Derivative financial instruments		564		-
Borrowings		1,241,088	2,233,784	797,944	1,849,159

Total Liabilities			4,220,155		4,034,580

Total Equity and Liabilities			10,607,847		10,372,624

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

Profit for the period							279,108	279,108	89,433	368,541
Other comprehensive income (loss) for the period
Currency translation adjustment						(55,153)		(55,153)	(78,740)	(133,893)
Actuarial loss on post employment benefit obligations				(30)				(30)	(69)	(99)
Cash flow hedges and others, net of tax				(762)				(762)	(670)	(1,432)
Others				(2,340)				(2,340)	(266)	(2,606)

Total comprehensive income for the period	-	-	-	(3,132)	-	(55,153)	279,108	220,823	9,688	230,511

Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(33,632)	(33,632)

Balance as of June 30, 2014 (unaudited)	2,004,743	(150,000)	(23,295)	1,496,844	(2,324,866)	(1,618,715)	6,028,916	5,413,627	974,065	6,387,692

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iv).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of June 30, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.3)  million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) See note 10.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iv).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2013	2,004,743	(150,000)	(23,295)	1,498,029	(2,324,866)	(1,199,772)	5,564,344	5,369,183	1,065,730	6,434,913

Profit for the period							231,976	231,976	53,859	285,835
Other comprehensive income (loss) for the period
Currency translation adjustment						(170,300)		(170,300)	(51,440)	(221,740)
Actuarial loss on post employment benefit obligations				(50)				(50)	(30)	(80)
Cash flow hedges, net of tax				6,691				6,691	1,325	8,016
Others				(2,950)				(2,950)	(336)	(3,286)

Total comprehensive income for the period	-	-	-	3,691	-	(170,300)	231,976	65,367	3,378	68,745

Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash							(127,600)	(127,600)	-	(127,600)
Dividends paid in cash by subsidiary companies								-	(27,444)	(27,444)

Balance as of June 30, 2013 (unaudited)	2,004,743	(150,000)	(23,295)	1,501,316	(2,324,866)	(1,370,072)	5,668,720	5,306,546	1,041,139	6,347,685

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iv).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of June 30, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 11 (iv).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Six-month period ended June 30,
	Notes	2014	2013
		(Unaudited)
Cash flows from operating activities
Profit for the period		368,541	285,835
Adjustments for:
Depreciation and amortization	7 & 8	196,696	190,343
Income tax accruals less payments		(77,991)	(85,123)
Equity in (earnings) losses of non-consolidated companies		(2,256)	26,165
Interest accruals less payments		2,511	(15,236)
Changes in provisions		1,197	7,995
Changes in working capital (1)		(504,484)	121,469
Net foreign exchange results and others		25,480	24,084
Net cash provided by operating activities		9,694	555,532

Cash flows from investing activities
Capital expenditures	7 & 8	(240,017)	(507,673)
Investment in non-consolidated companies		(3,010)	-
Loans to non-consolidated companies		(62,506)	-
Decrease in other investments		60,950	56,127
Proceeds from the sale of property, plant and equipment		691	1,005
Acquisition of non-controlling interest		-	(929)
Net cash used in investing activities		(243,892)	(451,470)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(127,600)
Dividends paid in cash by subsidiary companies		(33,632)	(27,444)
Proceeds from borrowings		594,315	529,052
Repayments of borrowings		(248,668)	(662,779)
Net cash provided by (used in) financing activities		164,784	(288,771)

Decrease in cash and cash equivalents		(69,414)	(184,709)

Movement in cash and cash equivalents
At January 1,		307,218	560,307
Effect of exchange rate changes		(8,066)	(2,118)
Initial cash of Peña Colorada and Exiros		-	12,227
Decrease in cash and cash equivalents		(69,414)	(184,709)
Cash and cash equivalents as of June 30, (2)		229,738	385,707

(1) The working capital is impacted by non-cash movement of USD (97.1) million as of June 30, 2014 (USD (60.2) million as of June 30, 2013) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 94 and USD 1,367 as of June 30, 2014 and 2013, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 108,353 as of June 30, 2014.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

Notes to the Financial Statements

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of June 30, 2014, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated condensed interim financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

1.      GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2013 and 2012, this special reserve amounted to USD 7.5 billion and USD 7.6 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial  income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on July 29, 2014.

2.      ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

2.      ACCOUNTING POLICIES (continued)

New accounting pronouncements have been issued after December 31, 2013, as follows:

International Financial Reporting Standard 15, “Revenue from contracts with customers”
In May 2014, the IASB issued IFRS 15, "revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017.

This standard is not effective for the financial year beginning January 1, 2014 and has not been early adopted.

The Company's management has not assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

3.      SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

3.      SEGMENT INFORMATION (continued)

	Six-month period ended June 30, 2014 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	4,339,755	159,567	(146,187)	4,353,135
Cost of sales	(3,428,109)	(117,886)	145,607	(3,400,388)
Gross profit	911,646	41,681	(580)	952,747

Selling, general and administrative expenses	(400,715)	(7,861)	-	(408,576)
Other operating income, net	5,612	554	-	6,166

Operating income - IFRS	516,543	34,374	(580)	550,337

Management view

Net sales	4,339,755	182,721	(169,341)	4,353,135
Operating income	329,584	56,162	(580)	385,167

Reconciliation items:

Differences in Cost of sales				165,170

Operating income - IFRS				550,337

Financial income (expense), net				(55,524)
Equity in earnings of non-consolidated companies				2,256

Income before income tax expense - IFRS				497,069

Depreciation and amortization - IFRS	(177,597)	(19,099)	-	(196,696)

	Six-month period ended June 30, 2013 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	4,207,769	201,602	(139,201)	4,270,170
Cost of sales	(3,308,558)	(142,343)	140,017	(3,310,884)
Gross profit	899,211	59,259	816	959,286

Selling, general and administrative expenses	(408,933)	(14,017)	-	(422,950)
Other operating income, net	11,493	(16)	-	11,477

Operating income - IFRS	501,771	45,226	816	547,813

Management view

Net sales	4,207,769	278,396	(215,995)	4,270,170
Operating income	351,491	120,121	816	472,428

Reconciliation items:

Differences in Cost of sales				75,385

Operating income - IFRS				547,813

Financial income (expense), net				(79,259)
Equity in losses of non-consolidated companies				(26,165)

Income before income tax expense - IFRS				442,389

Depreciation and amortization - IFRS	(174,836)	(15,507)	-	(190,343)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

3.      SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Six-month period ended June 30, 2014 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	2,450,657	1,307,876	594,602	4,353,135

Non-current assets (1)	4,307,761	916,588	267,577	5,491,926

	Six-month period ended June 30, 2013 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	2,102,987	1,432,752	734,431	4,270,170

Non-current assets (1)	4,196,046	1,212,299	288,837	5,697,182

(1) Includes Property, plant and equipment and Intangible assets

4.      COST OF SALES

	Six-month period ended June 30,
	2014	2013
	(Unaudited)

Inventories at the beginning of the year	1,941,130	2,000,137
Opening inventories - Peña Colorada	-	18,006
Translation differences	(128,311)	(62,985)
Plus: Charges for the period
Raw materials and consumables used and other movements	2,943,598	2,548,596
Services and fees	48,232	43,520
Labor cost	299,199	303,493
Depreciation of property, plant and equipment	161,508	157,079
Amortization of intangible assets	10,370	8,225
Maintenance expenses	232,339	199,958
Office expenses	3,230	3,674
Insurance	7,564	7,219
Increase of obsolescence allowance	9,429	5,746
Recovery from sales of scrap and by-products	(21,204)	(20,332)
Others	9,279	10,023

Less: Inventories at the end of the period	(2,115,975)	(1,911,475)
Cost of Sales	3,400,388	3,310,884

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

5.      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six-month period ended June 30,
	2014	2013
	(Unaudited)
Services and fees	35,198	34,932
Labor cost	120,009	118,241
Depreciation of property, plant and equipment	7,002	6,646
Amortization of intangible assets	17,816	18,393
Maintenance and expenses	2,987	4,776
Taxes	65,166	69,683
Office expenses	21,360	19,687
Freight and transportation	128,897	140,493
Increase of allowance for doubtful accounts	997	53
Others	9,144	10,046
Selling, general and administrative expenses	408,576	422,950

6.      OTHER FINANCIAL INCOME (EXPENSES) , NET

	Six-month period ended June 30,
	2014	2013
	(Unaudited)
Net foreign exchange loss	(6,283)	(6,646)
Change in fair value of financial instruments	3,498	(9,883)
Debt issue costs	(2,142)	(2,678)
Others	(3,921)	(2,947)
Other financial expenses, net	(8,848)	(22,154)

7.      PROPERTY, PLANT AND EQUIPMENT, NET

	Six-month period ended June 30,
	2014	2013
	(Unaudited)
At the beginning of the year	4,708,895	4,438,118

Currency translation differences	(213,058)	(110,782)
Additions	208,111	484,650
Disposals	(6,703)	(3,101)
Depreciation charge	(168,510)	(163,725)
Capitalized borrowing costs	-	652
Interest in joint operations	-	83,181
Transfers	-	(2,698)
At the end of the period	4,528,735	4,726,295

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

8.      INTANGIBLE ASSETS, NET

	Six-month period ended June 30,
	2014	2013
	(Unaudited)
At the beginning of the year	961,504	965,206

Currency translation differences	(2,033)	(1,136)
Additions	31,906	23,023
Amortization charge	(28,186)	(26,618)
Interest in joint operations	-	10,412
At the end of the period	963,191	970,887

9.      INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	22.71%	1,456,515	1,369,820
Other non-consolidated companies (1)					8,035	5,345
					1,464,550	1,375,165

(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Techgen S.A. de C.V.

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Ternium, Tenaris and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

9. INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

(b) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (formerly Nippon Group) 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. As of June 30, 2014 the value of the investment is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2014	1,369,820
Share of results	1,952
Other comprehensive income	84,743

As of June 30, 2014	1,456,515

At June 30, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 6.92 (approximately USD 3.14) per share, giving Ternium’s ownership stake a market value of approximately USD 360.5 million.

On July 23, 2014,  Usiminas approved its interim accounts as of and for the six-months ended June 30, 2014, which state that revenues, post-tax profit from continuing operations and shareholders’ equity  amounted to USD 2,722 million, USD 129 million and USD 7,703 million, respectively.

USIMINAS
Summarized balance sheet (in million USD)	As of June 30, 2014
Assets
Non-current	9,889
Current	4,208
Total Assets	14,097
Liabilities
Non-current	3,205
Current	2,238
Total Liabilities	5,443

Minority interest	951

Shareholders' equity	7,703

USIMINAS
Summarized income statement (in million USD)	Six-month period ended June 30, 2014
Net sales	2,722
Cost of sales	(2,352)
Gross Profit	370
Selling, general and administrative expenses	(179)
Other operating income, net	41
Operating income	232
Financial expenses, net	(34)
Equity in earnings of associated companies	46
Income before income tax	244
Income tax expense	(93)
Net profit before minority interest	151
Minority interest in other subsidiaries	(22)
Net profit for the period	129

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

10.    DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 7, 2014, the shareholders approved the consolidated  financial statements and unconsolidated annual accounts for the year ended December 31, 2013, and a distribution of dividends of USD 0.075 per share (USD 0.75 per ADS), or approximately USD 150.4 million.  The dividends were paid on May 16, 2014.

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.  Significant changes or events since the date of issue of such financial statements are as follows:

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of June 30, 2014, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 11.4 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.8 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be a potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of June 30, 2014, amounts to USD 0.3 million.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Companhia Siderúrgica Nacional (CSN) – Lawsuit

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision, and the defendants filed their response to the appeal. It is estimated that the court of appeals will issue its judgment on the appeal within the next two years. Ternium believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários (including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement) and, more recently, the first instance court decision on this matter referred to above. Accordingly, the Company did not record any provision in connection with this lawsuit.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals          USD 59.4 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 86.2 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of   USD 124.4 million to be expended during the next 3 years.

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 17.5 million, while Ferromex’s would amount to approximately USD 6.1 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(iv) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2013, Ternium may pay dividends up to USD 5.8 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2013

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves (1)	1,414,122
Accumulated profit at January 1, 2013	5,844,993
Loss for the year	(6,947)

Total shareholders' equity under Luxembourg GAAP	9,457,385

(1)    As a result of the repurchase of its own shares from Usiminas on February 15, 2011, the Company created a non-distributable reserve of USD 150 million as required under Luxembourg law, which is included in Non distributable reserves.

12.    RELATED PARTY TRANSACTIONS

As of June 30, 2014, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share  capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

12.    RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Six-month period ended June 30,
	2014	2013
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	-	23
Sales of goods to other related parties	116,135	103,745
Sales of services and others to non-consolidated parties	1,498	627
Sales of services and others to other related parties	1,064	950

	118,697	105,345
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	125,513	137,958
Purchases of goods from other related parties	17,999	61,181
Purchases of services and others from non-consolidated parties	5,235	5,573
Purchases of services and others from other related parties	63,339	125,413

	212,086	330,126
(c) Financial results
Income with non-consolidated parties	443	-

	443	-
(d) Other income and expenses
Income with non-consolidated parties	1,355	4,350
Income with other related parties	476	-

	1,831	4,350

	June 30, 2014	December 31, 2013
	(Unaudited)

(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	65,172	5,218
Receivables from other related parties	27,379	24,802
Advances to suppliers with other related parties	309	330
Payables to non-consolidated parties	(23,718)	(40,244)
Payables to other related parties	(46,696)	(35,451)

	22,446	(45,345)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of June 30, 2014 and for the six-month periods ended June 30, 2014 and 2013

13.   FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 32 of the Consolidated Financial Statements as of December 31, 2013 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of June 30, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	208,526	208,526	-
Other investments	50,445	35,779	14,666
Derivative financial instruments	1,649	-	1,649

Total assets	260,620	244,305	16,315

Financial liabilities at fair value through profit or loss
Derivative financial instruments	564	-	564

Total liabilities	564	-	564

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,211	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	-	1,535

Total assets	418,056	365,182	52,874

Pablo Brizzio

Chief Financial Officer